

**Silicon Storage Technology, Inc.**

# News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack K. Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

## SST Reports Preliminary Third Quarter 2004 Financial Results

SUNNYVALE, Calif., October 20, 2004 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced preliminary financial results for the third quarter ended Sept. 30, 2004.  The accompanying financial results reflect the company's preliminary purchase price allocation of the Emosyn acquisition.  This allocation will be finalized prior to the filing of the company's Form 10-Q and may require changes to the third quarter results.  The company does not expect that changes, if required, will have a material impact on reported assets, liabilities, goodwill, revenues, charges for in-process research and development expenses or earnings per share.

Net revenues for the third quarter were $112.2 million, compared with $128.5 million in the second quarter of 2004 and with $73.9 million in the third quarter a year ago.

Preliminary net income for the third quarter of 2004 was $14.2 million, or $0.15 per share, based on approximately 97.5 million diluted shares outstanding. This includes a $2.0 million in-process research and development charge related to the company's acquisition of Emosyn.  Without this charge, third quarter 2004 earnings per share would be $0.17.  By comparison, the company recorded net income of $22.1 million, or $0.22 per share on approximately 100.5 million diluted shares outstanding in the second quarter of 2004, and a net loss of $59.0 million, or a loss of $0.62 per share on 95.0 million shares outstanding in the third quarter of 2003.

SST finished the third quarter with $121.4 million in cash, cash equivalents and short-term investments.

"Despite the overall softness of the end market demand during most of the third quarter, the general

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demand for our products was strong," said Bing Yeh, president and CEO. "Our 4Mbit and below products shipments grew 8 percent sequentially, and our PC shipments rebounded strongly in the third quarter after disappointing shipments during the second quarter. In fact, we made record shipments to the PC applications. We believe we have grown our market share to more than 70 percent in this segment.

"Our third quarter digital consumer shipments declined 14 percent following our record shipments of nearly 70 millions units in the second quarter, mainly due to the sharply reduced shipments to DVD player manufacturers in China. We believe the tightening of bank credit to slow down the overheated Chinese economy and the enforcement of DVD technology IP rights by the Chinese government also exacerbated the slowdown of the DVD player industry in China.

"Our other digital consumer applications such as digital TVs, video games, MP3 players, VCD players, CD-ROM drives and CD-RW drives continued to perform well during the third quarter. We continue to see strong momentum in MP3 players fueled by the success of Apple Computer's iPOD and its imitators.

"Three major issues affected our preliminary results and were largely responsible for our shortfall in revenue compared with our original guidance for the third quarter. The first was the high inventory of 8Mbit products in our sales channel and with our customers, which were purchased in the second quarter. The sharp decrease in the shipments to the DVD player application alone contributed to a shortfall of more than 10 million units. The second issue was the price pressure caused by the general oversupply in the market. Finally, the limited availability of our 16M and 32 Mbit products caused by the capacity constraint at one foundry and the delay of product qualification at two other foundries resulted in fewer shipments of these two densities than our original projections. The product qualification issue is now behind us and we have begun to ramp up the production of 16Mbit products. We have also seen revived strength since late September, and we believe that our customers are beginning to digest these inventories.

"In terms of our embedded flash business, we have begun to take more active role in driving our embedded flash revenues. In September, we announced the acquisition of a majority stake in Emosyn, a fabless semiconductor manufacturer specializing in the design and marketing of smart card ICs for SIM card applications. Emosyn is a longtime SST licensee and has successfully implemented cost-effective smart card IC designs with superior features based on our SuperFlash technology, and is winning market share in the rapidly growing China market. We believe this acquisition will allow SST to establish SuperFlash technology as the technology-of-choice in the strategically important smart card market, estimated at about $1 billion. We are energized by the potential of our embedded flash in this fast growing market. We expect Emosyn to contribute between $15 and $18 million to our revenues in the fourth quarter.

"Two days ago, we also announced the pending acquisition of G-Plus, a fabless semiconductor manufacturer specializing in the design of innovative radio frequency integrated circuits for a wide range of wireless and multimedia applications such as 802.11 a/b/g wireless LAN and 5.8 GHz wireless digital audio systems. It has been our longtime strategy to make SuperFlash the embedded memory of choice for wireless applications and the acquisition of G-Plus is a major milestone in achieving that goal. We believe the best way to accelerate the proliferation of SuperFlash technology in the wireless space is to acquire a company with innovative technology and a solid roadmap for growth, much like what we did in the smart card market with the acquisition of Emosyn. With the benefits of working closely with innovative entrepreneurial companies, we believe we can develop better flash memory solutions. G-Plus' products are in the early stage of production ramp and its revenue contribution in the fourth quarter will be insignificant.

"In summary, as we finish out 2004 and look ahead towards 2005, we believe we are entering our next stage of expansion. We have made significant investments in our technology and product development which will allow us to successfully penetrate the medium to high density NOR flash markets. We believe that the strategies that have made us successful in the low density market will give us distinct advantages in these new areas. The robust nature of our technology, coupled with our lower cost structure, small footprint and unique foundry relationships will allow us to expand our addressable market into areas in which we have virtually no presence today."

**Fourth Quarter 2004 Outlook**

The company expects its fourth quarter unit shipments to grow between 25 to 35 percent sequentially due to contributions from our newly acquired Emosyn product line and stronger demand in digital consumer applications. The company believes that its fourth quarter revenues will be between $120 million and $130 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 28 and 32 percent, which takes into consideration a reduction in ASPs of 10 to 12 percent caused by product mix and market price erosion. Operating expenses are expected to be approximately 10 percent higher than the prior quarter due to acquisitions of Emosyn and G-Plus. The income tax rate is expected to be between 7 and 8 percent. With these revenue and expense levels, SST expects to achieve earnings per share of between $0.10 and $0.12 in the fourth quarter.

**Conference Call**

SST's quarterly conference call will be held today, October 20th at 1:30 p.m. PDT. Those wishing to participate in the conference should dial (888) 428-4478 using the pass code "SST" at approximately 1:20 p.m. PDT. A replay of the call will be available for two weeks by dialing (800) 475-6701 using the access code 746796. A webcast of the conference call will be available on http://www.sst.com/events/. The webcast will be available until the next earnings conference call.

**About SuperFlash Technology**

SST's SuperFlash technology is a NOR type, split-gate cell architecture which uses a reliable thick-oxide process with fewer manufacturing steps resulting in a low-cost, nonvolatile memory solution with excellent data retention and higher reliability. The split-gate NOR SuperFlash architecture facilitates a simple and flexible design suitable for high performance, high reliability, small or medium sector size, in- or off-system programming and a variety of densities, all in a single CMOS-compatible technology.

**About Silicon Storage Technology, Inc.**

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its world-class manufacturing partners and technology licensees including 1[st] Silicon (Malaysia) Sdn. Bhd., Grace Semiconductor Manufacturing Corporation (Grace), IBM, Motorola, Inc., National Semiconductor Corporation, NEC Corporation, Oki Electric Industry Co. Ltd., Samsung Electronics Co. Ltd., SANYO Electric Co., Ltd., Seiko Epson Corp., Shanghai Hua Hong NEC Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co. Ltd. (TSMC), Toshiba Corporation, Vanguard International Semiconductor Corporation, and Winbond Electronics Corp. TSMC offers embedded SuperFlash under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

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**Forward-Looking Statements**

Except for the historical information contained herein, this news release contains forward-looking statements regarding flash memory market conditions, the company's future financial performance, the performance of new products and the company's ability to bring new products to market that involve risks and uncertainties. These risks may include timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2003 and on Form 10-Q for the quarter ended June 30, 2004.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

*The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.*

**-FINANCIAL TABLES TO FOLLOW**

**Silicon Storage Technology, Inc. and Subsidiaries**

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## Condensed Consolidated Statements of Operations

(in thousands except per share data)

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2003 | 2004 | 2003 | 2004 |
| | (unaudited) | | (unaudited) | |
| Net revenues: | | | | |
| Product revenues | $ 65,397 | $ 101,260 | $ 174,178 | $ 308,202 |
| Technology licensing | 8,538 | 10,912 | 25,646 | 36,932 |
| Total net revenues | 73,935 | 112,172 | 199,824 | 345,134 |
| Cost of revenues | 55,594 | 72,661 | 156,028 | 218,705 |
| Gross profit | 18,341 | 39,511 | 43,796 | 126,429 |
| Operating expenses: | | | | |
| Research and development | 10,746 | 13,667 | 32,810 | 37,513 |
| Sales and marketing | 5,300 | 7,262 | 16,432 | 21,461 |
| General and administrative | 3,207 | 4,259 | 10,288 | 12,837 |
| Other non-recurring charges | 36,478 | - | 36,478 | 1,479 |
| Total operating expenses | 55,731 | 25,188 | 96,008 | 73,290 |
| Income (loss) from operations | (37,390) | 14,323 | (52,212) | 53,139 |
| Interest and other income | 1,330 | 684 | 2,364 | 1,392 |
| Interest and other expense | (30) | (21) | (109) | (184) |
| Minority interest | - | 43 | - | 43 |
| Income (loss) before provision for income taxes | (36,090) | 15,029 | (49,957) | 54,390 |
| Provision for income taxes | 22,928 | 850 | 24,315 | 3,879 |
| Net income (loss) | $ (59,018) | $ 14,179 | $ (74,272) | $ 50,511 |
| Net income (loss) per share - basic | $ (0.62) | $ 0.15 | $ (0.79) | $ 0.53 |
| Shares used in per share calculation | 95,002 | 94,896 | 94,553 | 95,601 |
| Net income (loss) per share - diluted | $ (0.62) | $ 0.15 | $ (0.79) | $ 0.51 |
| Shares used in per share calculation | 95,002 | 97,491 | 94,553 | 99,429 |

(1)  The accompanying financial results reflect the Company's preliminary purchase price allocation of the Emosyn acquisition.  This allocation will be finanlized prior to the filing of the Company's 10Q and may require changes to the third quarter results.  The Company does not expect that changes, if required, will have a material impact on the reported assets, liabilities, goodwill, revenues, charges for in-process research and development expenses or earnings per share.

**Silicon Storage Technology, Inc. and Subsidiaries**
**Condensed Consolidated Balance Sheets**
(in thousands)

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|  | December 31, 2003 | September 30, 2004 |
|---|---|---|
|  | (unaudited) | (unaudited) |
| **ASSETS** | | |
| Current assets: | | |
| Cash, cash equivalents and short-term investments | $ 185,194 | $ 121,434 |
| Trade accounts receivable, net | 55,330 | 63,034 |
| Inventories | 46,120 | 138,990 |
| Other current assets | 13,232 | 15,685 |
| Total current assets | 299,876 | 339,143 |
| Equipment, furniture and fixtures, net | 11,325 | 15,265 |
| Long-term marketable securities | 24,969 | 20,497 |
| Other assets | 60,191 | 106,899 |
| Total assets | $ 396,361 | $ 481,804 |
| **LIABILITIES** | | |
| Current liabilities: | | |
| Notes payable, current portion | $ 393 | $ 427 |
| Trade accounts payable | 47,507 | 74,543 |
| Accrued expenses and other liabilities | 11,911 | 22,675 |
| Deferred revenue | 3,630 | 3,333 |
| Total current liabilities | 63,441 | 100,978 |
| Other liabilities | 1,423 | 1,386 |
| Minority interest | - | 2,399 |
| Total liabilities | 64,864 | 104,763 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock | 345,384 | 335,694 |
| Accumulated other comprehensive income | 9,178 | 13,901 |
| Retained earnings/(Accumulated deficit) | (23,065) | 27,446 |
| Total shareholders' equity | 331,497 | 377,041 |
| Total liabilities and shareholders' equity | $ 396,361 | $ 481,804 |

*(1) The accompanying financial results reflect the Company's preliminary purchase price allocation of the Emosyn acquisition. This allocation will be finanlized prior to the filing of the Company's 10Q and may require changes to the third quarter results. The Company does not expect that changes, if required, will have a material impact on the reported assets, liabilities, goodwill, revenues, charges for in-process research and development expenses or earnings per share.*

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